SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

EnLink Midstream, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

29336T 100

(CUSIP Number)

Lyndon C. Taylor

Executive Vice President and General Counsel

Devon Energy Corporation

333 W. Sheridan Ave.

Oklahoma City, OK 73102-5015

Tel: (405) 235-3611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON Devon Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,495,669 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Devon Gas Services, L.P., a Texas limited partnership (“Devon Gas Services”), is the record holder of 115,495,669 common units (“Common Units”) representing limited liability company interests in EnLink Midstream, LLC, a Delaware limited liability company (“EnLink Midstream” or the “Issuer”). As the indirect owner of 100% of the outstanding limited and general partner interests in Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services.
(2)	Based on a total of 181,042,476 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON Devon Energy Corporation (Oklahoma)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,495,669 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Devon Gas Services is the record holder of 115,495,669 Common Units. As the indirect owner of 100% of the outstanding limited and general partner interests in Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services.
(2)	Based on a total of 181,042,476 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON Devon Gas Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,495,669 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8% (2)
14	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Devon Gas Services is the record holder of 115,495,669 Common Units. As the direct or indirect owner of 100% of the outstanding limited and general partner interests in Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services.
(2)	Based on a total of 181,042,476 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON Devon Gas Operating, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 Common Units (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 Common Units (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,495,669 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8% (2)
14	TYPE OF REPORTING PERSON CO – corporation

(1)	Devon Gas Services is the record holder of 115,495,669 Common Units. As the general partner of Devon Gas Services, the Reporting Person may be deemed to beneficially own all of the Common Units held by Devon Gas Services.
(2)	Based on a total of 181,042,476 Common Units outstanding as of June 1, 2018.

Common Unit CUSIP No. 29336T 100

1	NAME OF REPORTING PERSON Devon Gas Services, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 115,495,669 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 115,495,669 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,495,669 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8% (1)
14	TYPE OF REPORTING PERSON OO – limited partnership

(1)	Based on a total of 181,042,476 Common Units outstanding as of June 1, 2018.

SCHEDULE 13D/A

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D, dated March 7, 2014, filed by Devon Energy Corporation, a Delaware corporation (“Devon”), Devon Energy Corporation (Oklahoma), an Oklahoma corporation (“Devon OK”), Devon Gas Co., L.L.C, a Delaware limited liability company (formerly known as Devon Gas Corporation) (“Devon Gas”), Devon Gas Operating, Inc., a Delaware corporation (“Devon Gas Operating”), and Devon Gas Services.

Item 1. Security and Issuer

Item 1 is hereby amended by amending and restating the second sentence thereof as follows:

The address of the principal executive offices of the Issuer is 1722 Routh Street, Suite 1300, Dallas, Texas 75201.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This Schedule 13D/A is being filed by:

(i) Devon;

(ii) Devon OK;

(iii) Devon Gas;

(iv) Devon Gas Operating; and

(v) Devon Gas Services (together with Devon, Devon OK, Devon Gas and Devon Gas Operating the “Reporting Persons”).

Devon is a public company and owns 100% of the outstanding common stock of Devon OK. Devon OK owns 100% of the outstanding limited liability company interests of Devon Gas. Devon Gas owns 100% of the limited partner interests of Devon Gas Services and 100% of the outstanding common stock of Devon Gas Operating, the general partner of Devon Gas Services.

(b) The address of the principal executive offices of the Reporting Persons is 333 West Sheridan Avenue, Oklahoma City, Oklahoma, 73102.

(c) The principal business of:

(i) Devon is to hold equity interests in entities that are involved in the business of the exploration and production of oil and natural gas;

(ii) Devon OK is to hold equity interests in Devon Gas and other entities;

(iii) Devon Gas is to hold equity interests in Southwestern Gas (as defined in Item 4), Devon Gas Services and Devon Gas Operating;

(iv) Devon Gas Operating is to hold a general partner interest in Devon Gas Services; and

(v) Devon Gas Services is to engage in marketing activities related to crude oil, natural gas liquids and natural gas production and to hold equity interests in EnLink Midstream Partners, LP, a Delaware limited partnership (“EnLink MLP”), EnLink Midstream and EnLink Midstream Manager, LLC, a Delaware limited liability company (“EnLink Midstream Manager”).

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers, directors and partners of the Reporting Persons, as applicable, and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Appendix A.

(d) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Persons nor any person named on Appendix A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person or person named on Appendix A was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Devon and Devon Gas Operating are each a Delaware corporation. Devon OK is an Oklahoma corporation. Devon Gas Services is a Texas limited partnership. Devon Gas is a Delaware limited liability company. All of the persons named on Appendix A attached hereto, other than Mr. Michael M. Kanovsky, are United States citizens. Mr. Kanovsky is a citizen of Canada.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On June 5, 2018, Devon Gas Services, Southwestern Gas Pipeline, L.L.C., a Texas limited liability company (“Southwestern Gas”), EnLink Midstream Manager, acting solely in its individual capacity and not in its capacity as managing member of EnLink Midstream, and, solely for certain purposes described therein, Devon, entered into a Purchase Agreement (the “Purchase Agreement”) with GIP III Stetson I, L.P., a Delaware limited partnership (“MLP Acquiror”), and GIP III Stetson II, L.P., a Delaware limited partnership (“ENLC Acquiror” and, together with MLP Acquiror, “Acquirors”), which Acquirors are affiliates of Global Infrastructure Partners. Pursuant to the terms of the Purchase Agreement, (a) Devon Gas Services will transfer to ENLC Acquiror 115,495,669 Common Units, (b) Devon Gas Services will transfer to MLP Acquiror (i) 87,128,717 common units representing limited partner interests in EnLink MLP and (ii) all of the outstanding limited liability company interests in EnLink Midstream Manager and (c) Southwestern Gas will transfer to MLP Acquiror 7,531,883 common units representing limited partner interests in EnLink MLP, for aggregate consideration of $3,125,000,000, in each case subject to the terms and conditions set forth in the Purchase Agreement. ENLC Acquiror shall be entitled to all distributions on the Common Units sold pursuant to the terms of the Purchase Agreement that are distributed in the fiscal quarter in which the closing of the transactions contemplated by the Purchase Agreement occurs, subject to certain exceptions. Additionally, the Purchase Agreement obligates Devon Gas Services and Southwestern Gas to use commercially reasonable efforts to deliver duly executed letters of resignation, or to otherwise cause the removal, of any individual that is an officer or director of EnLink Midstream Manager or the General Partner that is also a manager, director or officer of Devon Gas Services, Southwestern Gas or any of their affiliates, in each case, effective as of the closing of the transactions contemplated by the Purchase Agreement.

Except as set forth in this Amendment, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, or to change their intention with respect to any or all of the matters referred to in this Item 4. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of such document, a copy of which is attached to this Amendment as Exhibit 6, and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) – (b) Approximately 181,042,476 Common Units were outstanding as of June 1, 2018. The Reporting Persons are each deemed to be the beneficial owners of 115,495,669 Common Units. The Common Units owned by the Reporting Persons constitute approximately 63.8% of the total issued and outstanding Common Units. The Reporting Persons each share power to vote and dispose of such Common Units. To the knowledge of the Reporting

Persons, no executive officer or manager of the Reporting Persons or other party listed on Appendix A has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.

(c) Except as set forth in this Amendment (including Item 4), there have been no reportable transactions with respect to the Common Units by the Reporting Persons in the last sixty days.

(d) Except as set forth in this Amendment (including Item 4), to the knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented to include the following exhibits:

Exhibit Number	Description

Exhibit 6*	Purchase Agreement, dated June 5, 2018, by and among Devon Gas Services, L.P., Southwestern Gas Pipeline, L.L.C., EnLink Midstream Manager, LLC, GIP III Stetson I, L.P., GIP III Stetson II, L.P. and, solely for certain purposes described therein, Devon Energy Corporation (incorporated by reference to Exhibit 2.1 to the Devon Energy Corporation Current Report on Form 8-K filed on June 7, 2018)

Exhibit 7	Joint Filing Agreement (filed herewith)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Persons agree to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2018	DEVON ENERGY CORPORATION

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President and Chief Financial Officer

DEVON ENERGY CORPORATION (OKLAHOMA)

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS CO., L.L.C.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS OPERATING, INC.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

DEVON GAS SERVICES, L.P.

	By:	/s/ Jeffrey L. Ritenour
	Name:	Jeffrey L. Ritenour
	Title:	Executive Vice President

SIGNATURE PAGE TO

SCHEDULE 13D/A

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of the Reporting Persons. All the individuals listed below, other than Michael M. Kanovsky are citizens of the United States. Mr. Kanovsky is a citizen of Canada.

Directors and Executive Officers of Devon Energy Corporation

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address
David A. Hager	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President and General Counsel	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President, Administration	Executive Vice President Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Barbara McClearn Baumann	Director	President of Cross Creek Energy Corporation 201 Milwaukee Street, Suite 200 Denver, Colorado 80206

Duane C. Radtke	Director	President and Chief Executive Officer of Valiant Exploration LLC c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John E. Bethancourt	Director	Director of Devon Energy Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

John Krenicki Jr.	Director	Senior Operating Partner of Clayton, Dubilier & Rice, LLC 375 Park Avenue, 18th Floor New York, New York 10152

Appendix A – 1

Name	Position at Devon Energy Corporation	Present Principal Occupation or Employment and Business Address
John Richels	Director (Chairman of the Board)	Director of Devon Energy Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Mary P. Ricciardello	Director	Director of Devon Energy Corporation c/o Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Michael M. Kanovsky	Director	President of Sky Energy Corporation 4505, 400 3rd Ave., S.W. Calgary, Alberta Canada T2P4H2

Robert A. Mosbacher, Jr.	Director	Chairman of Mosbacher Energy Company 1717 K Street, NW, Suite 900 Washington, D.C. 20006

Robert H. Henry	Director	President and Chief Executive Officer of Oklahoma City University 2501 N Blackwelder, Suite 205 Oklahoma City, Oklahoma 73106

Directors and Executive Officers of Devon Energy Corporation (Oklahoma)

Name	Position at Devon Energy Corporation (Oklahoma)	Present Principal Occupation or Employment and Business Address
David A. Hager	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Kevin D. Lafferty	Director	Senior Vice President, Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Appendix A – 2

Directors and Executive Officers of Devon Gas Co., L.L.C.

Devon Gas Co., L.L.C. has the officers listed below and is managed by Devon Energy Corporation (Oklahoma), its sole member, whose directors and executive officers are listed above.

Name	Position at Devon Gas Co., L.L.C.	Present Principal Occupation or Employment and Business Address
David A. Hager	President and Chief Executive Officer	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Directors and Executive Officers of Devon Gas Operating, Inc.

Name	Position at Devon Gas Operating, Inc.	Present Principal Occupation or Employment and Business Address
David A. Hager	President and Chief Executive Officer and Director	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer and Director	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Appendix A – 3

Name	Position at Devon Gas Operating, Inc.	Present Principal Occupation or Employment and Business Address
R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Kevin D. Lafferty	Director	Senior Vice President, Exploration and Production of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

General Partner and Limited Partner of Devon Gas Services, L.P.

Devon Gas Services, L.P. has the officers listed below and is managed by Devon Gas Operating, Inc., its general partner, whose directors and executive officers are listed above.

Name	Position at Devon Gas Services, L.P.	Present Principal Occupation or Employment and Business Address
David A. Hager	President and Chief Executive Officer	President and Chief Executive Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Tony D. Vaughn	Chief Operating Officer	Chief Operating Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Jeffrey L. Ritenour	Executive Vice President	Executive Vice President and Chief Financial Officer of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Lyndon C. Taylor	Executive Vice President	Executive Vice President and General Counsel of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

R. Alan Marcum	Executive Vice President	Executive Vice President, Administration of Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, Oklahoma 73102

Appendix A – 4